

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Raafit E. F. Fahim, Ph.D.
Chief Executive Officer
Nabi Biopharmaceuticals
12276 Wilkins Avenue
Rockville, MD 20852

> **Re:** **Nabi Biopharmaceuticals**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Form 10-Q for the Quarterly Period Ended September 25, 2010**
> **File No. 000-04829**

Dear Mr. Fahim:

We have limited our review of your filings to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to our comment, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Notes to Condensed Consolidated Financial Statements
Note 9 Licenses and Revenue Arrangements, page 13

1. Regarding your PentaStaph and NicVAX agreements, you disclose that you are recognizing the upfront payments from GSK ratably over the period of your performance obligations contained in the agreement, including participation on a joint steering committee. Please revise your disclosure to specifically identify the period over which you are recognizing the upfront payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant